United States
Securities and Exchange Commission
Washington, DC 20549

Form 12b-25

Notification of Late Filing

Commission File Number 001-33135

(Check One): ☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ended: December 31, 2016

☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:         ______________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

AdCare Health Systems, Inc.
Full Name of Registrant

Former Name if Applicable
454 Satellite Boulevard NW, Suite 100
Address of Principal Executive Office (Street and Number)
Suwanee, Georgia 30024
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

AdCare Health Systems, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2016 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

It has come to the attention of the Company’s Board of Directors (the “Board”) that, in connection with his hiring as Chief Executive Officer, William McBride indicated he had an MBA degree which he does not. This information was published in a press release issued by the Company in 2014 and furnished to the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K, and subsequently included on the Company’s website. On April 2, 2017, the Board established an independent committee of the Board (the “Special Committee”) to conduct an internal investigation with respect to the circumstances surrounding the inaccurate representation of Mr. McBride’s educational credentials and related matters (the “Internal Investigation”). The Special Committee expects to hire independent legal counsel to assist it in conducting the Internal Investigation. The Company will not be able to file its Annual Report until the Special Committee completes the Internal Investigation and the Annual Report is finalized as appropriate.
As a result of the delay in filing the Annual Report, the Company is not in compliance with covenants under certain of its debt agreements that require the delivery of the Company’s 2016 audited financial statements by March 31, 2017. The Company has initiated discussions with the applicable lenders to waive its noncompliance with the financial statement delivery requirement (collectively, the “Waivers”). Although the Company currently believes that it will obtain the Waivers from the applicable lenders, there is no assurance that this will be the case. If the Company is unable to obtain the Waiver with respect to any debt agreement, then the lender with respect thereto may take such adverse actions against the Company as permitted under the applicable debt agreement, which could have a material adverse effect on the Company’s financial condition and results of operations.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Allan J. Rimland	678	869-5116
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015:
Revenues— Revenues are comprised of rental revenues and management fee and other revenues. Total rental revenue increased by $9.0 million, or 52.4%, to $26.3 million for the year ended December 31, 2016, compared with $17.3 million for the year ended December 31, 2015. The increase reflects the Company's continuing transition to a healthcare property holding and leasing company in 2015 (the "Transition") and accordingly an increase in leasing of facilities to third-party operators. Total management fee and other revenues of $1.1 million, for the twelve months ended December 31, 2016, compared with $1.1 million for the year ended December 31, 2015, were consistent year over year.
Facility Rent Expense—Facility rent expense increased by $2.9 million or 51.0%, to $8.7 million for the year ended December 31, 2016, compared with $5.8 million for the year ended December 31, 2015. The increase is primarily due to: (i) an increase of $0.2 million in rent expense resulting from the transition of leased facilities, lease extensions, amendments entered into subsequent to September 30, 2015, and straight-line accounting on three Georgia facilities in the prior year period and (ii) $2.7 million of rent expense reported in discontinued operations for the twelve months ended December 31, 2015. Due to the Transition, the facility rent expense presented for 2015 is not reflective of our ongoing annualized performance due to leasing activity throughout the periods.
Depreciation and Amortization—Depreciation and amortization decreased by $2.0 million or 27.9%, to $5.3 million for the year ended December 31, 2016, compared with $7.3 million for the year ended December 31, 2015. The decrease is primarily due to nine of the Company's facilities located in Arkansas (the "Arkansas Facilities") that were classified as assets held for sale in May 2016 and the subsequent cessation of depreciation expense. The decrease is partially offset by impairment of our office buildings incurred by the Company during the year ended December 31, 2015.
General and Administrative—General and administrative costs decreased by $2.8 million or 26.8%, to $7.7 million for the year ended December 31, 2016, compared with $10.5 million for the year ended December 31, 2015. The net decrease is due to a continued reduction in overhead and specifically the following: (i) a decrease in headcount, resulting in a decrease in salaries, wages and employee benefits expense of approximately $1.5 million, (ii) a decrease in contract services expense of approximately $0.9 million, (iii) $0.7 million of expenses reported in discontinued operations and $0.5 million of other business decreases such as travel and communication which is offset by an increase in legal expenses of approximately $0.6 million and an increase in employee stock-based compensation expense of approximately $0.2 million.
Other Operating Expenses—Other operating expense decreased by $1.0 million or 42.4%, to $1.4 million for the year ended December 31, 2016, compared with $2.4 million for the year ended December 31, 2015. The decrease is primarily due to a decrease in salary and other business continuation costs of $2.1 million related to the Transition, partially offset by one time charges of property and bed tax liabilities of $0.4 million $0.5 million arising from the bankruptcies of affiliates of Aria Health Group, LLC and to affiliates of New Beginnings Care, LLC, respectively and an allowance increase for a potentially uncollectible operator note from Aria of approximately $0.2 million.
Interest Expense, net—Interest expense, net decreased by $1.6 million or 18.6%, to $6.9 million for the year ended December 31, 2016, compared with $8.5 million for the year ended December 31, 2015. The decrease is primarily due to: (i) the repayment in full of four lines of credit with an aggregate outstanding principal totaling $5.8 million; and (ii) the repayment of $36.0 million related to the repayment of debt in connection with the sale of the Arkansas Facilities; (ii) other debt repayments of approximately $5.0 million, including the repayment of debt with respect to the Company’s facility located in College Park, Georgia and an office building in Georgia.
Loss on Debt Extinguishment—Loss on extinguishment of debt decreased by $0.4 million or 64.0%, to $0.2 million for the year ended December 31, 2016, compared with $0.7 million for the year ended December 31, 2015. The decrease is primarily due to the February 2015 issuance of promissory notes related to the refinancing of certain loan agreements with one of our lenders and loss related to prepayment penalties arising from debt associated with for the sale of the Arkansas Facilities partially offset by the gain on extinguishment of the exit fee note in the December 2016 refinancing of debt previously owed by a certain-wholly owned subsidiary of the Company to The PrivateBank and Trust Company, with respect to the Company’s facility located in Sumter, South Carolina.
Other Expense— Other expense decreased by $0.8 million or 92.2%, to $0.1 million for the year ended December 31, 2016, compared with $0.9 million for the year ended December 31, 2015. The decrease is primarily due to additional costs the Company incurred during the year ended December 31, 2015.
Loss from Discontinued Operations—The loss from discontinued operations increased by $8.5 million or 174.5% to $13.4 million for the twelve months ended December 31, 2016, compared with a loss of $4.9 million for the same period in 2015. The increase is primarily due to increased self-insured reserve and bad debt expense.
Income from Continuing Operations—The income from continuing operations increased by $23.8 million to $6.0 million for the twelve months ended December 31, 2016, compared with a loss of $17.8 million for the same period in 2015. The increase is primarily due to an improved operating margin of $11.9 million, driven by the Company's continuing transition to a healthcare property holding and leasing company and continued reduction in General and Administrative expenses, the gain on the sale of the Arkansas Facilities of $8.8 million, a reduction in interest expense of $1.6 million and other items of $1.5 million.

Forward Looking Statements
This Form 12b-25 contains forward-looking statements within the meaning Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, the Company’s expectations as to the timing and outcome of the Internal Investigation and the filing of the Annual Report. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the Internal Investigation; the conclusions of the Special Committee (and the timing of the conclusions) concerning matters relating to the Internal Investigation; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the Internal Investigation and the Company’s financial statements; the risk that the completion and filing of the Annual Report will take longer than expected; the risk that the Company will be unable to file the Annual Report within the extension period of 15 calendar days provided under Rule 12b-25 of the Exchange Act; and the risk that the Company will be unable to obtain the Waivers. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

ADCARE HEALTH SYSTEMS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 3, 2017	By:	/s/ Allan J. Rimland
		Name:	Allan J. Rimland
		Title:	President, Chief Financial Officer and Corporate Secretary (Principal Financial Officer)

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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